February 3, 2025

Chris Signorello
Chief Legal Officer
Beacon Roofing Supply, Inc.
QXO
Five American Lane
Greenwich, CT 06831

        Re: Beacon Roofing Supply, Inc.
            Schedule TO-T filed January 27, 2025
            Schedule TO-T/A filed January 28, 2025
            SEC File No. 5-80234
Dear Chris Signorello:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms have the same meaning as in the offer materials.

Schedule TO-T filed January 27, 2025, as amended on January 28, 2025
Summary Term Sheet - When and how will I be paid for my tendered Shares?, page
4

1. The disclosure here about the timing of satisfaction of the Offer conditions appears to be inconsistent with language later in the offer materials. Disclosure here states that the bidder "will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer..." (emphasis added). In the section entitled, "Conditions of the
       Offer," the disclosure indicates the bidder will not be obligated to purchase tendered
       Shares "if, before the Expiration Time, the following conditions shall not have been satisfied." Please revise so that the language about the timing of satisfaction or waiver of all Offer conditions vis- -vis the expiration of the initial offer period is consistent throughout the offer to purchase.
 February 3, 2025
Page 2

General

2. In several places throughout the offer to purchase, you assert that Beacon sought to have QXO enter into a "long-term standstill agreement" before the Company would engage with QXO. See for example, disclosure on the cover page of the offer to purchase, and on pages 3 and 8. Here and in future soliciting or tender offer materials that include the same reference, define what is meant by "long-term" in this context.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions